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                                                                      Exhibit 99
                             BAYCORP HOLDINGS, LTD.
                        1 New Hampshire Avenue, Suite 125
                         Portsmouth, New Hampshire 03801
                    Phone (603) 766-4990  Fax (603) 766-4991

              BayCorp Reports First Quarter 2004 Operating Results


     April 23, 2004 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today its operating results for the first quarter ended March 31, 2004. BayCorp reported a net loss of $2,098,000, or approximately $3.33 per share, for the first quarter of 2004 as compared to a net loss of $1,762,000, or approximately $0.22 per share, for the first quarter of 2003.

     The decrease in earnings in the first quarter of 2004 as compared to the first quarter of 2003 was primarily attributable to a higher unrealized loss on the mark-to-market of the Company's firm forward long-term power sales contract. The Company recorded a non-cash charge for an unrealized loss on the mark-to-market of this power contract and recorded the amortization of the deferred gain on this contract for a total net unrealized loss of approximately $1,637,000 in the first quarter of 2004 as compared to a net unrealized loss of approximately $1,083,000 in the first quarter of 2003. The mark-to-market value of this long-term contract is based on current projections of power prices over the life of the contract. Forward power prices increased during 2003 and have continued to rise in the first quarter of 2004 primarily due to increases in the forward price of natural gas. Power generating plants that use natural gas as a fuel source are increasingly on the margin and therefore setting the forward price of power in the New England Power Pool ("NEPOOL"). Accordingly, the price of power in NEPOOL is highly dependent on the price of natural gas.

     Operating revenues for the first quarter of 2004 were approximately $1,034,000 as compared to approximately $991,000 in the first quarter of 2003. These revenues were primarily from the Company's long-term power sales contract. The Company purchases power to satisfy its power supply obligations. To satisfy its obligations under its long-term power sales contract, the Company purchased power for approximately $1,131,000 in the first quarter of 2004 and approximately $1,195,000 in the first quarter of 2003.

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     The Company has undertaken numerous cost savings measures that reduced administrative and general expenses in the first quarter of 2004 as compared to the first quarter of 2003. The Company reduced administrative and general expenses in the first quarter of 2004 by approximately $341,000, or approximately 45%, to $415,000 in the first quarter of 2004 as compared to $756,000 in the first quarter of 2003.

     Other income for the first quarter of 2004 was approximately $64,000 and included interest income of approximately $55,000. Other income for the first quarter of 2003 was approximately $409,000 and included approximately $402,000 in interest income. Cash balances in the first quarter of 2003 were significantly higher than in the first quarter of 2004. The average cash balance in the first quarter of 2003 was approximately $123,000,000 as compared to an average cash balance of approximately $10,900,000 in the first quarter of 2004. On January 31, 2003, BayCorp commenced an issuer tender offer to purchase up to 8,500,000 shares of its common stock at a price of $14.85 per share. The Company exercised its discretion to purchase up to an additional 2% of outstanding shares, purchasing a total of 8,673,887 shares and options, representing approximately 94.3% of the shares and options tendered. The Company distributed approximately $123,603,000 to tendering shareholders and options holders as of March 24, 2003.

About BayCorp

     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently owns three subsidiaries including Great Bay Power Marketing, Inc., which purchases and markets power on the open market, BayCorp Ventures, LLC, which serves as a vehicle for the Company's investments and Great Bay Hydro Corporation, which was formed for the purpose of holding the generating facilities in Vermont acquired from the Vermont Electric Division of Citizens Communications Company on April 1, 2004. BayCorp also owns an equity investment in HoustonStreet Exchange, Inc., which operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange.

Forward Looking Statements

Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.

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                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)

                                                       2004             2003
                                                       ----             ----

Operating Revenues                                   $   1,034           $   991

Operating Expenses                                       1,559             2,079
                                                      --------         ---------

Operating Loss Before Mark to Market of
  Firm Energy Contracts                                   (525)           (1,088)

Unrealized Loss on Firm Energy Contracts                 1,637             1,083
                                                      --------         ---------

Operating Loss                                          (2,162)           (2,171)

Total Other Income                                          64               409

Income Taxes                                                 0                 0
                                                      --------         ---------

Net Loss                                               ($2,098)          ($1,762)
                                                      =========        ==========

Weighted Average Shares Outstanding - Basic            629,353         7,844,102

Weighted Average Shares Outstanding - Diluted          629,353         7,844,102

Basic Net Loss Per Share                                ($3.33)           ($0.22)

Diluted Net Loss Per Share                              ($3.33)           ($0.22)



   As of March 31, 2004, there were 611,697 shares of common stock outstanding.

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